UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2022

CarLotz, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38818	83-2456129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3301 W. Moore St.

Richmond, Virginia 23230

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (804) 510-0744

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.0001 per share	LOTZ	The Nasdaq Global Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	LOTZW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On August 9, 2022, S CarLotz, Inc., a Delaware corporation (“CarLotz”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shift Technologies, Inc., a Delaware corporation (“Shift”), and Shift Remarketing Operations, Inc., a Delaware corporation and direct wholly owned subsidiary of Shift (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into CarLotz, with CarLotz continuing as the surviving corporation and as a direct wholly owned subsidiary of Shift (the “Merger”). The Merger Agreement and the transactions contemplated thereby (including the Merger, the “Contemplated Transactions”) have been unanimously approved by each of the board of directors of Shift (the “Shift Board”) and the board of directors of CarLotz (the “CarLotz Board”).

Consideration to CarLotz Shareholders

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A common stock, par value $0.0001 per share, of CarLotz (“CarLotz common stock”) (other than CarLotz common stock owned or held in treasury by CarLotz, which will be cancelled for no consideration) will be converted into the right to receive a number of shares of Shift common stock as determined by the Exchange Ratio (the “Merger Consideration”), rounded up to the nearest whole share for any fractional shares of Shift common stock that would be issued to any stockholder resulting from the calculation. The “Exchange Ratio” is equal to 0.692158; provided, however, that as of immediately prior to the Effective Time the Exchange Ratio will be adjusted to a ratio equal to (i) the product of (A) the number of issued and outstanding shares of Shift common stock immediately prior to the Effective Time and (B) 99.99%, divided by (ii) the number of shares of CarLotz common stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to CarLotz common stock basis (but excluding (1) any Earnout Shares or Earnout Acquiror RSUs (each as defined below), (2) any CarLotz warrants, (3) any options to purchase CarLotz common stock that have an exercise price higher than the implied price per share of CarLotz common stock, determined at the Effective Time based on the Exchange Ratio, and (4) any performance-based restricted stock unit award that will be terminated as of the Effective Time, in each case as described in more detail in the Merger Agreement), subject to the terms and conditions set forth in the Merger Agreement. Shift stockholders will continue to own their existing shares of Shift common stock.

Treatment of CarLotz Equity Awards, Earnout Shares and Warrants

At the Effective Time, (i) each vested time-based and performance-based restricted stock unit award (including any such awards that vest at the Effective Time) will be converted into the right to receive the Merger Consideration in respect of each underlying share of CarLotz common stock, less applicable tax withholding, and (ii) each other restricted stock unit award will be assumed and converted into an award relating to Shift common stock, with appropriate adjustments to the numbers of shares and share price thresholds to reflect the Exchange Ratio, in each case in accordance with the terms set forth the Merger Agreement. In addition, at the Effective Time each option to purchase CarLotz common stock and warrant to purchase CarLotz common stock will be assumed and converted into an option or warrant, as the case may be, to purchase Shift common stock, in each case with appropriate adjustments to the numbers of shares and exercise prices to reflect the Exchange Ratio, in accordance with the terms set forth in the Merger Agreement.

Additionally, each Earnout Share and Earnout Acquiror RSU (each as defined in the SPAC Merger Agreement) outstanding as of the Effective Time will be assumed and converted into a right to acquire shares of Shift common stock, with appropriate adjustments to the number of shares and share price thresholds to reflect the Exchange Ratio; provided, however, in the event the Contemplated Transactions constitute an Acceleration Event (as defined in the SPAC Merger Agreement), the terms and conditions set forth in the SPAC Merger Agreement will apply and such Earnout Shares and Earnout Acquiror RSUs will be converted into the right to receive the Merger Consideration in respect of each underlying share of CarLotz common stock, less applicable tax withholding. The “SPAC Merger Agreement” means that certain Agreement and Plan of Merger dated as of October 21, 2020, by and among CarLotz, Inc. (f/k/a Acamar Partners Acquisition Corp.), Acamar Partners Sub, Inc. and CarLotz Group, Inc. (f/k/a CarLotz, Inc.), as amended.

Board of Directors of Shift

Pursuant to the Merger Agreement, Shift and CarLotz have agreed that, prior to the closing of the Merger, Shift will take all necessary action so that immediately following the Effective Time (i) the size of the Shift Board will be increased by one director (to a total of ten directors) and (ii) the Shift Board will be composed of five current directors of the Shift Board designated by Shift (the “Designated Shift Directors”), three current directors of the CarLotz board designated by CarLotz (the “Designated CarLotz Directors”), the Chief Executive Officer of Shift as of the Effective Time and one independent director to be mutually agreed upon by Shift and CarLotz.

Conditions to the Merger

The consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) a registration statement on Form S-4 to be filed in connection with the Merger shall be effective; (ii) the receipt of the required approvals from Shift’s stockholders and CarLotz’s stockholders, as applicable; (iii) to the extent applicable, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of any court order or regulatory injunction preventing the consummation of the Merger; (v) subject to specified materiality standards, the accuracy of the representations and warranties of each party; (vi) compliance by each party in all material respects with its covenants; (vii) since the date of the Merger Agreement, there shall not have occurred a material adverse effect with respect to either party, as such term is defined in the Merger Agreement; (viii) the authorization for listing of shares of Shift common stock to be issued in connection with the Merger; and (ix) the receipt of a certificate from the other party certifying the satisfaction of certain closing conditions. In addition, the consummation of the Merger is subject to the satisfaction or waiver of certain minimum cash conditions, whereby immediately prior to the Effective Time each of Shift and CarLotz must have an aggregate amount of cash, cash equivalents and marketable investments, less its aggregate indebtedness outstanding pursuant to its respective floorplan arrangement, and plus certain other amounts to the extent paid prior to or at Closing (in each case as further detailed in the Merger Agreement) in an aggregate amount equal to or greater than the following:

Closing Date	Shift Minimum Cash Amount	CarLotz Minimum Cash Amount
During 2022	$(10,416,596)	$58,330,299
During January 2023	$(15,416,596)	$53,330,299
During February 2023	$(20,416,596)	$48,330,299
During March 2023	$(25,416,596)	$43,330,299
During April 2023	$(30,416,596)	$38,330,299
During May 2023	$(35,416,596)	$33,330,299

Each party’s respective minimum cash amount would decrease by $5,000,000 with each additional month in which Closing occurs after May 31, 2023. For the avoidance of doubt, each party’s minimum cash amount is not, and should not be interpreted as, guidance for actual results with respect to such party.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of Shift, Merger Sub and CarLotz relating to, among other things, their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary covenants of Shift, Merger Sub and CarLotz, including covenants regarding the conduct of their respective businesses during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters. In addition, each of Shift and CarLotz is required, among other things, not to solicit an alternative acquisition proposal and, subject to certain exceptions, not to engage in discussions or negotiations regarding an alternative acquisition proposal.

Termination

The Merger Agreement may be terminated and the Merger and the other Contemplated Transactions may be abandoned at any time before the Closing by mutual written consent of Shift and CarLotz. In addition, either Shift or CarLotz may terminate the Merger Agreement if: (i) the consummation of the Merger does not occur on or before February 9, 2023 (the “Outside Date”), subject to extension for 90 days for the sole purpose of obtaining any required antitrust approvals (to the extent applicable); (ii) a governmental authority issues a final, non-appealable order, injunction, decree or ruling that restrains, enjoins or otherwise prohibits the consummation of the Merger; or (iii) if Shift and/or CarLotz does not obtain the required approvals at the meeting of their respective stockholders, subject to certain exceptions set forth in the Merger Agreement.

Further, subject to the terms and conditions of the Merger Agreement, each of Shift and CarLotz may terminate the Merger Agreement in the event that, prior to other party obtaining the required approvals of its respective stockholders, (i) the other party’s board of directors (A) withdraws or modifies its recommendation to its stockholders in connection with the Merger in a manner adverse to the terminating party, (B) causes or permits any subsidiary to executive an alternative acquisition agreement, or (C) resolves, agrees or publicly proposes to, or permits a subsidiary to resolve, agree or publicly propose to, take any of the actions set forth in clauses (A) and (B), (ii) the other party fails to include its board of directors’ unanimous recommendation in the joint proxy statement, (iii) a tender or exchange offer relating to the shares of the other party’s common stock shall have commenced and the other party shall not have sent to its stockholders within ten business days a statement recommending the rejection of such offer and reaffirming its board of directors’ unanimous recommendation with respect to the Contemplated Transactions, (iv) the other party’s board of directors (or committee thereof) shall, or publicly propose to, recommend, adopt or approve an alternative acquisition proposal, or (v) the other party or its subsidiaries shall have materially breached their non-solicitation or certain other obligations in the Merger Agreement (each of clauses (i) through (v), a “Triggering Event”). In addition, subject to the terms and conditions of the Merger Agreement, each of Shift and CarLotz may terminate the Merger Agreement in the event that (i) the other party has breached, failed to perform or violated their respective covenants or agreements under the Merger Agreement or any of its respective representations and warranties set forth in the Merger Agreement will have become inaccurate, in each case, in a manner that would give rise to the failure of certain closing conditions, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the applicable time set forth in the Merger Agreement; or (ii) prior to the other party obtaining the required approvals of its respective stockholders, in order to enter into a definitive agreement relating to a superior offer, as described in the Merger Agreement, provided that the terminating party must pay the applicable termination fee described below.

Termination Fees; Expense Reimbursement Fees

Shift will be required to pay CarLotz a termination fee equal to $4.25 million in the event (i) (A) the Merger Agreement is terminated because Shift’s stockholders do not approve the issuance of Merger Consideration shares, (B) an alternative acquisition proposal with respect to Shift was publicly known or made and not publicly withdrawn at least two business days prior to Shift’s stockholder meeting, and (C) within twelve months of such termination, Shift enters into a definitive agreement relating to an alternative acquisition transaction, or (ii) the Merger Agreement is terminated (A) by CarLotz due to a Triggering Event with respect to Shift, (B) by Shift at any time in which CarLotz has the right to terminate the Merger Agreement due to a Triggering Event with respect to Shift, or (C) by Shift in order to accept a superior offer, in accordance with the terms set forth in the Merger Agreement. In addition, if the Merger Agreement is terminated pursuant to clause (i)(A), Shift will be required to pay CarLotz certain transaction expenses in an amount not to exceed $1.21 million (with such expense reimbursement amount being credited against the termination fee, if payable pursuant to clause (i)).

CarLotz will be required to pay Shift a termination fee equal to $4.25 million in the event (i) (A) the Merger Agreement is terminated because CarLotz’s stockholders do not approve the Merger Agreement and Contemplated Transactions, (B) an alternative acquisition proposal with respect to CarLotz was publicly known or made and not publicly withdrawn at least two business days prior to CarLotz’s stockholder meeting, and (C) within twelve months of such termination, CarLotz enters into a definitive agreement relating to an alternative acquisition transaction, or (ii) the Merger Agreement is terminated (A) by Shift due to a Triggering Event with respect to CarLotz, (B) by CarLotz at any time in which Shift has the right to terminate the Merger Agreement due to a Triggering Event with respect to CarLotz, or (C) by CarLotz in order to accept a superior offer, in accordance with the terms set forth in the Merger Agreement. In addition, if the Merger Agreement is terminated pursuant to clause (i)(A), CarLotz will be required to pay Shift certain transaction expenses in an amount not to exceed $1.21 million (with such expense reimbursement amount being credited against the termination fee, if payable pursuant to clause (i)).

In no event will either party be entitled to receive more than one termination fee.

Reverse Stock Split

Shift is permitted, at its sole election, to include a proposal at its special meeting of stockholders to amend its Second Amended and Restated Certificate of Incorporation to authorize the Shift Board to effect, following the closing of the Merger, a reverse stock split of all outstanding shares of Shift common stock at a reverse stock split ratio determined by Shift (the “Shift Reverse Stock Split”).

Other Matters

The foregoing description of the Merger Agreement and the Contemplated Transactions (including the Merger) is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about CarLotz. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CarLotz’s public disclosures.

Voting Agreements

On August 9, 2022, in connection with the execution of the Merger Agreement, (i) certain Shift stockholders entered into a Voting and Support Agreement with Shift and CarLotz (the “Shift Voting Agreement”) and (ii) certain CarLotz stockholders entered into a Voting and Support Agreement with Shift and CarLotz (the “CarLotz Voting Agreement” and together with the Shift Voting Agreement, the “Voting Agreements”).

Pursuant to each Voting Agreement, the stockholders party thereto have agreed, among other things, to vote or cause to be voted all beneficially owned securities of Shift or CarLotz, as applicable, at every meeting of the stockholders of Shift or CarLotz, as applicable, (i) with respect to CarLotz stockholders, in favor of (A) the Merger Agreement and the Contemplated Transactions (including the Merger) and (B) any proposal to adjourn or postpone such meeting of stockholders to a later date or dates as necessary, (ii) with respect to Shift stockholders, in favor of (A) the issuance of shares of Shift common stock in connection with the Merger pursuant to the Merger Agreement, (B) if so elected by Shift, an amendment to Shift’s certificate of incorporation to authorize the Shift Board to effect, following the closing of the Merger, the Shift Reverse Stock Split, and (C) any proposal to adjourn or postpone such meeting of stockholders to a later date or dates as necessary, and (iii) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Shift’s or CarLotz’s closing conditions under the Merger Agreement, as applicable, or change in any manner the voting rights of any class of shares of Shift or CarLotz, as applicable. In addition, such stockholders have agreed to certain transfer restrictions prior to the earlier of the applicable meeting of stockholders, the closing of the Merger, the termination of the Merger Agreement, the Outside Date, or the adoption of an amendment of the Merger Agreement without such stockholder’s consent with respect to certain specified changes.

The foregoing description of the Voting Agreements is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, forms of which are filed as Exhibit 10.1 and Exhibit 10.2 hereto and incorporated herein by reference.

Amended and Restated Sponsor Letter Agreement

On August 9, 2022, in connection with the execution of the Merger Agreement, Acamar Partners Sponsor I LLC (“CarLotz Sponsor”) entered into a Letter Agreement with Shift, CarLotz and CarLotz Group, Inc. (the “A&R Sponsor Letter Agreement”). The A&R Sponsor Letter Agreement amends and restates that certain Letter Agreement dated as of October 21, 2020, by and among CarLotz Sponsor, CarLotz and CarLotz Group, Inc. (the “Prior Sponsor Letter Agreement”).

Pursuant to the A&R Sponsor Letter Agreement, CarLotz Sponsor agrees to not transfer shares of Shift common stock received as Merger Consideration at the Effective Time in exchange for 3,819,665 shares of CarLotz common stock subject to transfer restrictions set forth in the Prior Sponsor Letter Agreement (such shares, the “Sponsor Shares”) until:

(i)	with respect to 50% of such Sponsor Shares, the date on which the closing trading price of Shift common stock has been greater than a per-share amount equal to $12.50, divided by the Exchange Ratio (in each case, as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Shift common stock) over any twenty (20) trading days within any thirty (30) trading day period from the closing of the Merger; and
(ii)	with respect to 50% of such Sponsor Shares, the date on which the closing trading price of Shift common stock has been greater than a per-share amount equal to $15.00, divided by the Exchange Ratio (in each case, as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Shift common stock) over any twenty (20) trading days within any thirty (30) trading day period from the closing of the Merger.

If any condition set forth in clause (i) or (ii) above is not met on or prior to the first business day following January 21, 2026, the Sponsor Shares subject to such condition(s) will be forfeited and transferred to Shift by CarLotz Sponsor without any consideration.

The A&R Sponsor Letter Agreement will terminate in the event that the Merger Agreement is terminated.

The foregoing description of the A&R Sponsor Letter Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s and CarLotz’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) legislative, regulatory and economic developments; and (11) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Shift or CarLotz. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Shift nor CarLotz undertake any commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Exhibit Title

2.1	Agreement and Plan of Merger dated August 9, 2022, by and among Shift Technologies, Inc., Shift Remarketing Operations, Inc. and CarLotz, Inc. †

10.1	Form of Voting and Support Agreement among Shift Technologies, Inc., CarLotz, Inc., and certain shareholders of Shift Technologies, Inc.

10.2	Form of Voting and Support Agreement, among Shift Technologies, Inc., CarLotz, Inc., and certain shareholders of CarLotz, Inc.

10.3	Amended and Restated Sponsor Letter Agreement, dated August 9,2022, by and among Shift Technologies, Inc., Carlotz, Inc. and Acamar Partners Sponsor I LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. CarLotz agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARLOTZ, INC.

Dated: August 12, 2022	By:	/s/ Lev Peker
	Name:	Lev Peker
	Title:	Chief Executive Officer